Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total invites students worldwide to meet the energy challenges of the future

Paris, October 31, 2011 – Total today launched an international contest for students who want to explore the world of energy and become familiar with its challenges. Total’s online strategy game, Total Genius Campus, is an original way of getting young people to think about possible energy scenarios of the future.

Players take on the role of Energy Minister in an imaginary country called Genius Land. Their job is to meet the country’s energy needs by using the various energy sources available and taking into account realistic constraints. That means limiting carbon emissions and working within the government’s budget. The winner will be the player or team who comes up with the best “energy mix”.

The contest will be open from October 31 to November 28, 2011, and participants can play individually or in teams of four. There are many prizes to be won, including Total stock portfolios worth up to €1,500 and the possibility of attending the next session of the Total Summer School, a week-long event that brings together around more than a hundred students from around the world to discuss corporate social responsibility and the future of energy.

“Energy is one of the major issues of the 21st century. We felt that a strategy game was an innovative and effective way to educate the next generation of graduates about the challenges involved” explains François Viaud, Total’s Senior Vice President, Human Resources. “It also gives us an opportunity to raise Total’s profile among students in a wide range of disciplines worldwide, who are curious and concerned about the issues facing their generation.”

www.totalgeniuscampus.com

Genius, Play the Energy Mix!

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com